

SECURI[illegible] 10035633 [illegible]ION

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood (City) NJ (State) 07023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred J. Chemidlin, Jr.
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rich and Bander, LLP
(Name – *if individual, state last, first, middle name*)

15 West 28th Street, Suite 7A, (Address) New York, (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2010
JD

OATH OR AFFIRMATION

I, Fred J. Chemidlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

MARIA HALKIAS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 11, 2011



Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

011190 FINRA DEC
FAMILY INVESTORS COMPANY INC 9*9
P O BOX 100
265 SOUTH AVE
FANWOOD NJ 07023-1324

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,512

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (286)

8-10-09
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 1,076

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,076

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,076

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Family Investors Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 17 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 787,294

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 132,764

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. 49,591

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions 182,355

2d. SIPC Net Operating Revenues $ 604,939.

2e. General Assessment @ .0025 $ 1,512

(to page 1 but not less than $150 minimum)

FAMILY INVESTORS COMPANY, INC.
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Stockholders of
Family Investors Company, Inc.
Fanwood, NJ

We have audited the accompanying statement of financial condition of Family Investors Company, Inc. as of December 31, 2009, and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, NY
February 25, 2010

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Current assets		
Cash and cash equivalents	$	127,198
Receivables from non-customers		126,894
Securities owned - marketable		221,600
Other assets		3,122
Total current assets		**478,814**
Property and equipment, net of accumulated depreciation		15,391
Total assets	**$**	**494,205**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	117,068
Deferred taxes		1,051
Total current liabilities		**118,119**
Stockholders' equity		
Common stock, no par value; 2,500 shares authorized, 1,175 shares issued and outstanding		52,750
Retained earnings		348,360
Accumulated other comprehensive income (loss)		(25,024)
Total stockholders' equity		**376,086**
Total liabilities and stockholders' equity	**$**	**494,205**

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue	
12B-1 commission	$ 600,958
Annuities commission	237,527
Mutual funds regular commission	151,538
Insurance commission	24,830
Equities commission	6,624
Other	4,900
Systematic plan	695
	1,027,072
Expenses	
Employee compensation and benefits	857,712
Payroll taxes	52,187
Rent	43,222
Advertising	15,987
Professional fees	8,246
Depreciation expense	7,886
Dues and subscriptions	4,578
Other operating expenses	70,010
	1,059,828
Loss from operations	(32,756)
Other income	
Interest and dividend income	8,805
Loss before income taxes	(23,951)
Income tax expense	3,059
Net loss	**(27,010)**
Other comprehensive income, net of tax	
Unrealized gains on securities	45,765
Deferred taxes on unrealized gains	9,638
Other comprehensive income	36,127
Total comprehensive income	**$ 9,117**

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Retained	Accumulated Other Comp.	Total Stockholders'
	Shares	Amount	Earnings	Income (Loss)	Equity
Balance at January 1, 2009	1,175	$ 52,750	$ 375,370	$ (61,151)	$ 366,969
Net loss	-	-	(27,010)	-	(27,010)
Other comprehensive income	-	-	-	36,127	36,127
Balance at December 31, 2009	1,175	$ 52,750	$ 348,360	$ (25,024)	$ 376,086

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss	$	(27,010)
Adjustments to reconcile net loss to net cash flows used in operating activites:		
Depreciation		7,886
(Increase) decrease in operating assets:		
Receivables from non-customers		(25,632)
Other assets		3,012
Prepaid taxes		9,609
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		19,851
Total adjustments		14,726
Net cash used in operating activities		(12,284)
Cash flows from investing activities:		
Purchase of marketable securities		(8,914)
Acquisition of equipment		(3,146)
Net cash used in investing activities		(12,060)
Net decrease in cash and cash equivalents		(24,344)
Cash and cash equivalents, beginning of year		151,542
Cash and cash equivalents, end of year	$	127,198
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes (recovery)	$	(6,550)

The accompanying notes are an integral part of these financial statements.

1) Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Family Investors Company, Inc. (the "Company") was incorporated in the State of New Jersey on April 1, 1960. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

The Company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transactions and pays the Company a commission.

Customer payments for investment company shares are in most cases payable directly to the investment company. The Company receives a commission check periodically from the fund company. In the event a customer check is payable to Family Investors Company, Inc. it is deposited into the trust account and a check for the actual cost of the shares less the Company's commissions is drawn from this trust account and sent to the investment company. The Company transfers commissions accumulated in the trust account periodically to the operating account.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Fees for Account Supervision and Administrative Services

Account supervision and administrative services fees are received at various intervals depending on the payment schedules for the investment companies, but are recognized as income on a pro-rata basis over the term of the contract.

Depreciation

Furniture, equipment, and software are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred.

The estimated useful lives of depreciable assets are as follows:

Furniture and fixtures	5 years
Equipment	7 years
Software	3 years

1) Nature of Operations and Summary of Significant Accounting Policies (Cont'd)

Advertising Costs

Family Investors Company, Inc. expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2009 was $15,987.

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) Fair Value of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

2) Fair Value of Financial Instruments (Cont'd)

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents, Short-Term Financial Instruments, Accounts Receivable and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Equity Securities

Investments in equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis using quoted market prices.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
Investments in equity securities classified as available-for-sale	$ 221,600	$ 221,600	$ -	$ -

3) Short-Term Investments

As of December 31, 2009, the Company held $221,600 in marketable securities that are classified within short-term investments in the statement of financial condition. These securities are considered available-for-sale and are carried at fair value based on quoted market prices. Net unrealized holding gains of $45,765 are recorded within accumulated other comprehensive income, a component of stockholders' equity.

4) Receivables from Non-Customers

Amounts receivable from broker-dealers and clearing organizations at December 31, 2009 consist of fees and commissions receivable in the amount of $126,894.

5) Property and Equipment

Depreciation amounted to $7,886 in 2009. Property and equipment at December 31, 2009 consists of the following:

Furniture and fixtures	$ 43,792
Equipment	65,454
Software	4,487
Less accumulated depreciation	(98,342)
	$ 15,391

6) Lease Commitments

The Company leases office facilities under the terms of a non-cancelable operating lease expiring January 1, 2011. The company also leases office equipment. Rent and equipment lease expense for the year ended December 31, 2009 was $43,222 and $4,500, respectively.

Future minimum lease payments required under the non-cancelable facility and equipment leases are as follows:

December 31,	
2010	$ 43,365
Thereafter	-
Total	$ 43,365

7) Income Tax Matters

The Company's current deferred tax liability arose primarily from the net unrealized gain on securities. At December 31, 2009 these assets and liabilities are as follows:

	Federal	New Jersey	Total
Deferred tax assets	$ 1,721	$ 797	$ 2,518
Deferred tax liabilities	(2,439)	(1,130)	(3,569)
Net deferred tax liability	$ (718)	$ (333)	$ (1,051)

Income tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Deferred tax asset, December 31, 2008	$ 8,587
Deferred taxes on unrealized gains	9,638
Deferred tax liability, December 31, 2009	$ 1,051

8) Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of unrealized loss on securities, net of tax, of $25,024 as of December 31, 2009.

9) Employee Benefit Plan

The Company maintains a contributory profit sharing plan as defined under Section 401(k) of the U.S. Internal Revenue Code covering substantially all employees. In 2008, the Company made contributions to this plan at a rate of 6% of the employees' eligible compensation. Effective January 18, 2009, the Company decreased the rate to 4%. Employer contributions during the year ended December 31, 2009 were $26,179.

In addition, the Company has established a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors has elected not to contribute to the profit sharing plan for 2009.

10) Concentrations of Credit and Market Risk

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. For the year ended December 31, 2009, commissions from three companies represented approximately 74% of the total commissions earned.

Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC insured amounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash equivalents. Cash equivalents are maintained at a high-quality investment company. The Company has not experienced any losses on its cash equivalents. Management believes the Company is not exposed to any significant market risk on cash equivalents since cash equivalents are invested in a money market account invested in U.S. government securities.

11) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the company had net capital of $237,416 which is $187,416 in excess of required net capital of $50,000. The Company's net capital ratio at December 31, 2009 is 1.50 to 1.

12) Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

FAMILY INVESTORS COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2009

Total stockholders' equity		$ 376,086
Non-allowable assets, deductions and charges:		
Receivables from non-customers	$ 86,045	
Other assets	2,400	
Property and equipment, net	15,391	
Securities and money market accounts	34,834	
Total non-allowable assets, deductions and charges		138,670
Net capital		$ 237,416

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness of $118,119)	$ 7,875
Minimum dollar net capital requirement	50,000
Net capital requirement	50,000
Excess net capital	$ 187,416
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 225,604

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition	$ 118,119
Percentage of aggregate indebtedness to net capital	50%
Ratio of aggregate indebtedness to net capital	0.50 to 1

See accompanying notes to the financial statements.

FAMILY INVESTORS COMPANY, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2009

Net capital, as reported in Company's Part II unaudited Focus Report	$ 237,416
Net capital, per report pursuant to Rule 17a - 5(d)	$ 237,416

Reconciliation with the Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2009, as amended, filed on February 25, 2010.

See the accompanying notes to the financial statements.

FAMILY INVESTORS COMPANY, INC.
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

State the Market Value and the Number of items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2009 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

See the accompanying notes to the financial statements.

FAMILY INVESTORS COMPANY, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

Credit Balances	NONE
Debit Balances	NONE
Reserve Computation:	
Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2009, as amended, filed on February 25, 2010.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Stockholders of
Family Investors Company, Inc.
Fanwood, NJ

In planning and performing our audit of the financial statements of Family Investors Company, Inc. (the "Company") for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
February 25, 2010

FAMILY INVESTORS COMPANY, INC.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-11190

FOR THE YEAR ENDED DECEMBER 31, 2009